SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          CRI HOTEL INCOME PARTNERS, LP
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; Steven Gold; MP Income Fund 16 LLC; MPF Income
Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund
 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund
      5, LLC; MPF Flagship Fund 12, LLC AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      BACS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext. 1024                          (925) 631-9100 ext. 1006

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $2,432,248                                             $ 74.67

 * For purposes of calculating the filing fee only. Assumes the purchase of 173,732 BACs at a purchase price equal to $14 per BAC in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $ 74.67
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: OCTOBER 10, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; MP Income Fund 16 LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 12, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase 173,732 BACs of limited partnership interest (the "BACs") in CRI Hotel Income Partners, LP (the "Partnership"), the subject company, at a purchase price equal to $14 per BAC, less the amount of any distributions declared or made with respect to the BACs between October 10, 2007 (the "Offer Date") and November 20, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 10, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by BACholders, and acceptance for payment by the Purchasers, of a total of 27,928 BACs. Upon completion of the Offer, the Purchasers held an aggregate of approximately 119,480 BACs, or approximately 13.7% of the total outstanding BACs. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC:  1,396 BACS
MPF BADGER ACQUISITION CO., LLC:  1,396 BACS
STEVEN GOLD:  1,117 BACS
MPF DEWAAY FUND 4, LLC: 8,214
MPF SENIOR NOTE PROGRAM I, LP:  15,805


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 6, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co. LLC; MPF DeWaay Fund 4, LLC; MPF Senior Note Program I, LP; Steven Gold; MP Income Fund 16 LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 13 LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 11, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 12, LLC

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ---------------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold
---------------------------